August 24, 2005



Ms. Cheryl S. Maher
Chief Financial Officer
Glamis Gold Ltd.
5190 Neil Road, Suite 310
Reno, Nevada  89502


	Re:	Glamis Gold Ltd.
		Form 40-F for Fiscal Year Ended December 31, 2004
Filed March 24, 2005
Response Letter Dated August 8, 2005
		File No. 1-11648


Dear Ms. Maher:

      We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

								Sincerely,



								Jill S. Davis
								Branch Chief

??

??

??

??